UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Original Filing)

                            Triton PCS Holdings, Inc.

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   89677M 10 6

                                 (CUSIP Number)

                                 David D. Clark
                            Triton PCS Holdings, Inc.
                                1100 Cassatt Road
                    Berwyn, Pennsylvania 19312 (610) 651-5900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 2004

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.


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1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Michael E. Kalogris
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) __
             Not Applicable                                           (b) __
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3            SEC USE ONLY
------------ ------------------------------------------------------------------
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4            SOURCE OF FUNDS (See Instructions)
             SC
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5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e)
             Not Applicable
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6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
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----------------------------------- -------------- ----------------------------
                                    7              SOLE VOTING POWER
                                                   3,231,839 (*) (**)

                                    -------------- ----------------------------
          NUMBER OF                 -------------- ----------------------------
           SHARES                   8              SHARED VOTING POWER
        BENEFICIALLY                                 -0-
          OWNED BY                  -------------- ----------------------------
            EACH                    -------------- ----------------------------
          REPORTING                 9              SOLE DISPOSITIVE POWER
           PERSON                                  3,168,662(*)
            WITH                    -------------- ----------------------------
                                    -------------- ----------------------------
                                    10             SHARED DISPOSITIVE POWER
                                                   63,177 (**)
----------------------------------- -------------- ----------------------------
------------ ------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,231,839
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------------ ------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
             Not Applicable
------------ ------------------------------------------------------------------
------------ ------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.3%***
------------ ------------------------------------------------------------------
------------ ------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ ------------------------------------------------------------------

*        Includes 682,500 shares that are subject to forfeiture.
** Includes 63,177 shares held under an amended and restated common stock trust agreement for management employees and independent directors, of which Mr. Kalogris is trustee. Mr. Kalogris disclaims beneficial ownership of the shares held by the trust.
*** Based on the 60,831,300 shares of Class A Common Stock outstanding as of April 30, 2004, as stated on the facing page of the Form 10-Q of Triton PCS Holdings, Inc. for the fiscal quarter ended March 31, 2004.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Issuer's principal offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

Item 2.  Identity and Background.

         (a)      Michael E. Kalogris

         (b) Business address: c/o Triton Management Company, Inc. 1100 Cassatt Road Berwyn, Pennsylvania 19312

         (c) Mr. Kalogris is presently the Chairman of the Board of Directors and the Chief Executive Officer of Triton PCS Holdings, Inc. located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

         (d) Mr. Kalogris has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kalogris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws upon the finding of any violation with respect to such laws.

         (f)      Mr. Kalogris is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 19, 2004, the Compensation Committee of the Issuer's Board of Directors approved an award of 227,500 shares of Common Stock to Mr. Kalogris under the Issuer's Amended and Restated Stock and Incentive Plan, which shares vest ratably over three years and are subject to forfeiture under an employment agreement. This award resulted in Mr. Kalogris holding shares of Common Stock that exceed 5% of the Issuer's outstanding Common Stock and required the filing of this Schedule 13D.

         Mr. Kalogris acquired his shares of Common Stock through a combination of: (i) purchases of shares in connection with the founding, formation and initial funding of the Issuer and its subsidiaries; (ii) limited open market purchases following the Issuer's initial public offering, (iii) the Issuer's Employee Stock Purchase Plan and (iv) awards of restricted stock. Mr. Kalogris used personal funds to purchase the shares of Common Stock described in clauses
(i), (ii) and (iii).

Item 4.  Purpose of Transaction.

         The May 19, 2004 award to Mr. Kalogris and previous restricted stock grants were incentive compensation, and such shares are held for investment purposes. Open-market and other purchases of Common Stock also were made for investment purposes.

         Mr. Kalogris has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. However, Mr. Kalogris reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on a national securities exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         The aggregate number of shares of the Issuer's Common Stock beneficially owned by Mr. Kalogris is 3,231,839, which represents 5.3% of the issued and outstanding shares of the Issuer's Common Stock as of April 30, 2004. Mr. Kalogris has the power to vote 3,231,839 shares of the Issuer's Common Stock and the power to dispose of 3,168,662 shares of the Issuer's Common Stock. He may be deemed to share dispositive power with respect to 63,177 shares of the Issuer's Common Stock held in trust, but he disclaims beneficial ownership of all such shares. More specifically, as trustee, Mr. Kalogris has sole voting power with respect to the shares held by the trust. However, disposition of shares from the trust is accomplished by the Issuer delivering a distribution schedule to Mr. Kalogris, in his capacity as trustee, setting forth the recipients of shares held by the trust and the number of shares to be distributed from the trust in respect of each recipient. Mr. Kalogris, as Chairman of the Board and Chief Executive Officer of the Issuer, may be deemed to share dispositive power to the extent of his participation in determining the trust's distribution schedule.

         In May 2004, Mr. Kalogris sold 73,741 shares of Common Stock in the aggregate to satisfy certain tax obligations associated with the vesting of stock awards to Mr. Kalogris under the Issuer's Stock and Incentive Plan.

         No person other than Mr. Kalogris has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Kalogris.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Employment Agreement. The Issuer has entered into an employment agreement with Mr. Kalogris which currently subjects shares beneficially owned by Mr. Kalogris to selling restrictions during the terms of such agreements. Mr. Kalogris' employment agreement is more particularly described in the Issuer's Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 7, 2004 (the "Proxy Statement"), which description is incorporated herein by reference and attached hereto as Exhibit 99.1.

         Common Stock Trust. Mr. Kalogris is currently serving as Trustee to an Amended and Restated Common Stock Trust Agreement for management employees and independent directors which grants Mr. Kalogris the authority to vote the 63,177 shares of Common Stock held by the trust. He may be deemed to share the power to dispose of the shares held under such trust agreement, as described in Item 4 above. A copy of the Amended and Restated Common Stock Trust Agreement is attached hereto as Exhibit 10.6.

         Stockholders Agreements. Mr. Kalogris is a party to the First Amended and Restated Stockholders Agreement dated October 27, 1999, as amended, by and among the Issuer and certain of its stockholders and the Investors Stockholders' Agreement, dated as of February 4, 1998, as amended, by and among the Issuer's initial cash equity investors and certain of its management stockholders. These agreements impose restrictions with respect to the sale, transfer or other disposition of the Issuer's capital stock held under the terms of the agreement. Subject to certain exceptions, stockholders holding shares of Common Stock may only transfer their shares of Common Stock after complying with certain first offer/first negotiation or tag along/drag along rights granted to specified parties to these stockholders' agreements. The stockholders' agreements are more particularly described in the Proxy Statement, which description is incorporated herein by reference and attached hereto as Exhibit 99.2.

Item 7.  Material to be Filed as Exhibits.


10.1 Employment Agreement, dated as of February 4, 1998, among Triton Management Company, Inc., Triton PCS Holdings, Inc. and Michael E. Kalogris (incorporated by reference to Exhibit 10.16 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries, File No. 333-57715).

10.2 Amendment No. 1 to Employment Agreement, dated as of June 29, 1998, among Triton Management Company, Inc., Triton PCS Holdings, Inc., and Michael E. Kalogris (incorporated by reference to Exhibit 10.16.1 to Amendment No. 1 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries, File No. 333-57715).

10.3 Amendment No. 2 to the Employment Agreement by and among Triton Management Company, Inc., Triton PCS Holdings, Inc. and
         Michael E. Kalogris, dated December, 1998 (incorporated by reference to
         Exhibit 10.39 to Post-Effective Amendment No. 2 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries, File No. 333-57715).

10.4 Amendment No. 3 to the Employment Agreement by and among Triton Management Company, Inc., Triton PCS Holdings, Inc. and Michael E. Kalogris, dated June 8, 1999 (incorporated by reference to Exhibit
         10.40 to Post-Effective Amendment No. 2 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries, File No. 333-57715).

10.5 Letter Agreement, dated as of May 6, 2003, by and among Triton PCS Holdings, Inc., Triton Management Company, Inc. and Michael E. Kalogris (incorporated by reference to Exhibit 10.2 to the Form 10-Q/A, Amendment No. 1, of Triton PCS Holdings, Inc. for the quarter ended March 31, 2003).

10.6 Amended and Restated Common Stock Trust Agreement for Management Employees and Independent Directors, dated as of June 26, 1998, by and between Triton PCS Holdings, Inc. and Michael E. Kalogris.

99.1     Description of Employment Agreement, as amended.

99.2 Description of First Amended and Restated Stockholders Agreement dated October 27, 1999, as amended, by and among the Issuer and certain of its stockholders and the Investors Stockholders' Agreement, dated as of February 4, 1998, as amended, among the Issuer's initial cash equity investors and certain of its management stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      May 27, 2004                           By: /s/ Michael E. Kalogris
-------------------------                       -----------------------------
         Date                                        Michael E. Kalogris